UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 9M2019 OPERATIONAL RESULTS

Moscow, Russia – November 19, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2019 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on operational results:

“In 3Q2019, due to our upgrade of mining equipment as well as fruitful cooperation with contractors, all our mining facilities boosted stripping and mining volumes. In this accounting period we mined a total of 5.3 million tonnes of coal, which is 15% more than in the previous quarter. Stripping volumes went up by 17% quarter-on-quarter. This is an important result for us, as these works ensure a future increase in our mining facilities’ output.

“In this accounting period, Mechel’s sales networks inked several long-term contracts with major European and Asian customers, which guarantees us stable sales of our mining division’s output in the future periods.

“As for prices for our key product — coking coal concentrate — as well as other metallurgical coals, starting in 3Q2019 our key markets were highly volatile and demonstrated a major slump in prices, down 20% on average and occasionally  dropping by 30% compared to the beginning of the quarter. However, in our opinion — which coincides with consensus forecasts of leading international investment banks — demand and price indicators in the next few years will remain fairly stable due to customers in Asia Pacific.

“The 10-percent decrease in coking coal concentrate quarter-on-quarter was due to necessary planned repairs at Neryungrinskaya Washing Plant as well as a temporary decrease in sales to South Korea, as we ship coal to this country according to a schedule set by an annual contract with a major client. At the same time, we increased output at Southern Kuzbass Coal Company, with PCI and anthracite sales up 37% and 51% accordingly.

“Iron ore mining and concentrate output at Korshunov Mining Plant are growing steadily, with sales up 23% in 3Q2019. This product is mostly shipped to Chelyabinsk Metallurgical Plant, with some of it sold to third parties.

“Overall coke sales went up by 6%, with sales to third parties up by 52% due to sales of released output on the domestic market.

“In this accounting period we began large-scale repairs of Chelyabinsk Metallurgical Plant’s blast furnace #4, which reflected on our pig iron (down 8%) and steel production (down 5%) quarter-on-quarter. In July-September we boosted rail sales by 75% to fulfill our contractual obligations to Russian Railways, Moscow Metro and Mosinzhproekt, as well as increased sales of various sections produced by the plant’s universal rolling mill by 5%. Sales of Izhstal’s long rolls went up by 7% — primarily due to increased demand from military and automobile industries. The overall four-percent slump in long roll sales was due to a decrease in rebar output at Chelyabinsk Metallurgical Plant as the blast furnace underwent repairs. The same also caused a five-percent decrease in sales of flat rolls. At the same time, we continued to implement our strategy of expanding Mechel’s share of the domestic stainless market, increasing sales of our stainless flats by 15% quarter-on-quarter.

“The 19-percent decrease in sales of Bratsk Ferroalloy Plant’s ferrosilicon quarter-on-quarter was due to continuing reconstruction of one of the plant’s four furnaces. These repairs are due to be completed by this year’s end.

“Forgings sales went up by 11% quarter-on-quarter due to exports of stainless forgings ensured by long-term contracts — those went up by 17%. The 19-percent decrease in stampings sales was due to an early shipping of railroad axles — they were dispatched in the second quarter instead of the third quarter as originally planned. It must be noted that in this accounting period, Urals Stampings Plant upped sales of expensive stainless stampings for the aviation industry by 72%.

“The 14-percent decrease in electricity generation quarter-on-quarter was due to planned equipment repairs. The slump in heat generation in the third quarter has a seasonal nature.”

Production and sales for 9M2019

Production:

Product Name	9M2019, thousand tonnes	9M2018, thousand tonnes	%	3Q2019, thousand tonnes	2Q2019, thousand tonnes	%
Run-of-Mine Coal	13,426	14,472	-7	5,290	4,616	+15

Pig Iron	2,530	2,817	-10	794	867	-8

Steel	2,750	2,976	-8	888	932	-5
Electric power generation (thousand kWh)	2,496,108	2,368,074	+5	740,415	857,970	-14
Heat power generation (Gcal)	3,673,344	3,942,086	-7	677,343	975,372	-31

Sales:

Product Name	9M2019, thousand tonnes	9M2018, thousand tonnes	%	3Q2019, thousand tonnes	2Q2019, thousand tonnes	%
Coking coal concentrate	5,333	5,401	-1	1,720	1,916	-10

Including coking coal concentrate supplied to third parties	3,309	3,268	+1	1,068	1,218	-12

PCI	935	992	-6	390	284	+37

Including PCI supplied to third parties	935	992	-6	390	284	+37

Anthracites	501	878	-43	206	136	+51

Including anthracites supplied to third parties	371	724	-49	137	104	+32

Thermal coal	4,007	4,319	-7	1,364	1,311	+4

Including thermal coal supplied to third parties	3,541	3,718	-5	1,203	1,151	+5
Iron ore concentrate	1,922	1,398	+37	722	588	+23
Including iron ore concentrate supplied to third parties	181	42	+329	14	18	-22
Coke	1,913	1,831	+5	649	613	+6

Including coke supplied to third parties	697	502	+39	281	185	+52

Ferrosilicon	52	55	-6	16	19	-19
Including ferrosilicon supplied to third parties	36	32	+13	13	14	-7

Long rolls	1,895	2,110	-10	631	657	-4

Flat rolls	334	390	-14	107	112	-5

Hardware	438	478	-8	148	148	0

Forgings	32	32	-2	11	10	+11

Stampings	84	110	-23	25	31	-19

Key investment projects progress

Universal rolling mill:

	9M2019, thousand tonnes	9M2018, thousand tonnes	%	3Q2019, thousand tonnes	2Q2019, thousand tonnes	%
Sales of rails	193	183	+5	103	59	+75
Sales of sections	213	211	+1	72	68	+5

Elga coal complex:

	9M2019, thousand tonnes	9M2018, thousand tonnes	%	3Q2019, thousand tonnes	2Q2019, thousand tonnes	%
Run-of-mine coal	3,230	3,899	-17	1,193	1,192	0

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 19, 2019